EXHIBIT 12 (C)

SIERRA PACIFIC POWER COMPANY

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands)
EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations After Interest Charges	$(23,275)	$(13,968)	$22,743	$(4,077)	$64,615
Income Taxes	(12,237)	(4,491)	10,260	(1,362)	33,489

Income (Loss) From Continuing Operations before Income Taxes	(35,512)	(18,459)	33,003	(5,439)	98,104
Fixed Charges	104,790	81,161	68,965	56,753	48,503
Capitalized Interest	(3,276)	(1,858)	(660)	(2,779)	(141)
Preferred Stock Dividend Requirement	—	—	—	—	—

Total	$66,002	$60,844	$101,308	$48,535	$146,466

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$104,790	$81,161	$68,965	$56,753	$48,503
Preferred Stock Dividend Requirement	—	—	—	—	—

Total	$104,790	$81,161	$68,965	$56,753	$48,503

RATIO OF EARNINGS TO FIXED CHARGES	—	—	1.47	—	3.02
DEFICIENCY	$38,788	$20,317	$—	$8,218	$—

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, and the portion of rental expense deemed to be attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement, fixed charges and capitalized interest.